Helios and Matheson Analytics Inc.

350 5th Avenue, Suite 7520
New York, NY 10018

October 14, 2016

Via EDGAR Correspondence

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Helios and Matheson Analytics Inc.
Registration Statement on Form S-3
Filed September 23, 2016
File No. 333-213775

Dear Mr. Spirgel:

This letter is in response to the comments contained in the Staff’s Letter to Helios and Matheson Analytics Inc., a Delaware corporation (the “Company”), dated October 5, 2016 (the “Staff’s Letter”) concerning the Company’s Registration Statement on Form S-3 (File No. 333-213775) filed with the Securities and Exchange Commission on September 23, 2016 (the “Registration Statement”). We have filed an amendment to the Registration Statement (“Amendment No. 1”) concurrently with this letter incorporating and/or responding to the Staff’s comments.

The comments set forth in the Staff’s Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the same paragraph number in the Staff’s Letter.

General

1.     Please provide additional detail as to why the financing arrangement entered into between Helios and Hudson Bay Master Fund includes notes issued on both sides of the transaction. Please discuss the background and purpose of this structured arrangement. Please also provide a discussion of any liquidity concerns with regard to principal or interest payments on the convertible notes. For example, we note that the convertible notes have a principal face value that is higher than your recorded combined current assets value as of 6/30/2016.

The financing was structured this way in order to comply with the holding period requirements of Rule 144(d)(1)(i) and 144(d)(2) so that shares of common stock issuable upon conversion of the Convertible Notes could, absent registration, be resold pursuant to Rule 144(d)(1)(i) commencing six months after the issuance of the Convertible Notes, provided that the other requirements of Rule 144 are satisfied, including Rule 144(d)(1)(iii).

Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

October 14, 2016

Rule 144(d)(1)(iii) provides that the holding period of purchased securities shall not begin until the full purchase price or other consideration is paid or given by the person acquiring the securities from the issuer.

Rule 144(d)(2) provides that giving the issuer a promissory note shall not be deemed full payment of the purchase price unless the promissory note (i) provides for full recourse against the purchaser of the securities, (ii) is secured by collateral, other than the securities purchased, having a fair market value at least equal to the purchase price of the securities purchased, and (iii) shall have been discharged by payment in full prior to the sale of the securities.

The Investor Note (i) states, at Section 8(a), that it is a full recourse obligation of the Investor; (ii) is secured by at least $3,000,000 in cash, cash equivalents, any Group of Ten (“G10”) currency and any notes or other securities issued by any G10 country held by the Investor in a bank or brokerage account at Fidelity Investments, as set forth on Schedule I of the Investor Note; and (iii) upon conversion of all or part of the $3 million Convertible Note into shares of common stock, the Investor shall pay the Company an equivalent amount of the balance of the Investor Note in cash, such that the Investor Note shall have been discharged by payment in full as to any shares of common stock to be sold by the Investor prior to such sale. Therefore, pursuant to Rule 144(d)(2), the Investor paid the full purchase price for the Convertible Notes on the Closing Date. Accordingly, the holding period of shares of common stock issuable upon conversion of the Convertible Notes will be deemed to have commenced on the Closing Date, pursuant to Rule 144(d)(3)(ii).

While the Convertible Notes have a principal face value that is higher than the Company’s recorded combined current assets value as of June 30, 2016, $3 million of that face value is “Restricted Principal”, meaning that it cannot be converted into common stock until or unless a corresponding amount of the Investor Note is paid, in cash, by the Investor to the Company. Moreover, the Company has an offset right in the Investor Note entitling it to reduce all or a portion of the principal amount of the $3 million Convertible Note by reducing a corresponding equal amount of the Investor Note. As of the Closing Date, the Company’s aggregate principal payment obligation under the Convertible Notes for which it has no optional offset right under the Investor Note is $1,381,075, which is less than the Company’s combined current assets value as of June 30, 2016.

If the Equity Conditions, as defined in the Convertible Notes, are satisfied, then the Company may, at its option, make interest payments in shares of its common stock. The Company believes its liquidity and capital resources from its existing cash reserves, projected revenues and anticipated additional financing are sufficient to enable it to make the interest payments in cash without suffering a material adverse effect on its financial position or results of operations. Nevertheless, in order to conserve cash, the Company currently intends to make the interest payments in shares of common stock, assuming the Equity Conditions are satisfied, when the interest payments are due.

Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

October 14, 2016

Sale of Senior Secured Convertible Notes

The Convertible Notes, page 3

2.     It appears that the Senior Secured Convertible Notes were issued in the aggregate amount of $4,381,075. We note the Schedule of Buyers on the Securities Purchase Agreement filed as Exhibit 10.1 to the Form 8-K dated 9/8/2016 which delineates the notes into two categories: the “Initial Notes” (principal amount of approximately $1.3 million) and the “Additional Notes” (principal amount of $3 million). Please confirm that the transaction placing the $3 million in Additional Notes to Hudson Bay Master Fund Ltd. has been completed. We note that your pro forma financial statements filed as Exhibit 99.3 to Form 8-K dated 9/20/2016 only recorded a $1.3 million convertible note liability which may suggest that $3 million in notes have not been issued.

We confirm that the sale of the Additional Notes has been completed in accordance with the requirements of Rule 144, as described above. Specifically, Hudson Bay gave the Company a full recourse promissory note secured by collateral consisting of at least $3 million in cash, cash equivalents or any Group of Ten (“G10”) currency and any notes or other securities issued by any G10 country held by Hudson Bay in a specified bank or brokerage account at Fidelity Investments. Our pro forma financial statements only recorded an approximate $1.3 million convertible note liability because the $3 million convertible note balance is “Restricted Principal” for which the Company has an offset right that entitles the Company, at its option, to reduce all or a portion of the principal amount and accrued interest of the $3 million convertible note by reducing a corresponding equal amount of the Investor Note.

3.     Please provide additional detail regarding the “Conversion of Convertible Note” and “Mandatory Prepayment Notices” mechanisms. In particular, we note that there appears to be a distinction within the approximate $4.3 million value of the convertible notes (i.e. an approximate $1.3 million group and a $3 million group). These mechanisms appear to operate to allow the convertible notes and the investor note to be effectively cancelled by one of the parties to the overall agreement. Please discuss the “offset rights” that are mentioned in both the “Form of Senior Secured Convertible Note” and the “Investor Note issued by the Investor” (filed as Exhibits 10.2 and 10.3 to Form 8-K dated 9/8/2016).

The Company has revised the disclosure to expand the discussion of the offset rights. Please see page 5 of the Amendment.

Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

October 14, 2016

Net Proceeds from Private Offering of Convertible Notes

Comparison of Issuer Proceeds to Potential Investor Profit, page 6

4.     Please explain how the gross and net proceeds from the private offering of the convertible notes are equal to approximately $4.3 million and $3.5 million. It appears that, due to the offset arrangements and the simultaneous expiration dates of the convertible and investor notes, your net proceeds are essentially $1 million in cash in addition to interest on the investor note, net of any interest payments that you would be required to pay on the convertible notes.

We have clarified the introductions to the tables under the headings “Net Proceeds from Private Offering of Convertible Notes” and “Comparison of Issuer Proceeds to Potential Investor Profit” to better clarify that the gross and net proceeds are presented as if the Investor Note has been fully paid, thereby turning the Restricted Principal of the $3 million convertible note into unrestricted Principal that may be converted into shares of common stock or that is otherwise payable to Hudson Bay upon maturity of the $3 million convertible note.

The Company acknowledges that: (1) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please do not hesitate to contact Kevin Friedmann, Esq. of Mitchell Silberberg & Knupp LLP at (310) 312-3106 or by email at kxf@msk.com or Mary Ann Sapone, Esq., of Mitchell Silberberg & Knupp LLP at (310) 312-3258 or by email at mas@msk.com.

Very truly yours,

HELIOS AND MATHESON ANALYTICS INC.

By:	/s/ ParthasarathyKrishnan
Parthasarathy Krishnan
Chief Executive Officer